Exhibit 99.119

ENDEAVOR TRUST CORPORATION
702 – 777 Hornby Street
Vancouver, BC, V6Z 1S4
admin@EndeavorTrust.com
www.EndeavorTrust.com

Verses AI Inc.

Via SEDAR+

July 15, 2024

TO ALL APPLICABLE REGULATORS AND EXCHANGES

RE: Verses AI Inc. (the "Issuer")
Notice of Meeting and Record Dates

We advise the following with respect to the Issuer's upcoming Meeting of Security Holders:

1	**Meeting Type**	Annual General Meeting
2	**Record Date for Notice of Meeting**	August 9, 2024
3	**Record Date for Voting (If Applicable)**	August 9, 2024
4	**Beneficial Ownership Determination Date**	August 9, 2024
5	**Meeting Date**	September 13, 2024
6	**Meeting Location**	TBA
7	**Voting Securities Details**	
8	**Description (Class)**	Class A Subordinate Voting
9	**ISIN / CUSIP**	CA92539Q1090 / 92539Q109
10	**Issuer sending proxy related materials directly to Non-Objecting Beneficial Owners (NOBOs)**	Yes
11	**Issuer paying for mailing to Objecting Beneficial Owners (OBOs)**	No
12	**Notice and Access**	
	Beneficial Holders	No
	Registered Holders	No
	Stratification Level	Not Applicable
13	**Material Selection**	A - All

Regards,

Endeavor Trust Corporation
Agent for Verses AI Inc.